Exhibit 99.1

 AuRico Gold Appoints Robert J. Chausse as Chief Financial Officer

Toronto: December 13, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) announces the appointment of Robert J. Chausse as Executive Vice President and Chief Financial Officer effective January 21, 2013.

Mr. Chausse brings with him more than 19 years of international finance and mining experience. Most recently he was the Vice President of Finance, Operations and Projects for Kinross Gold Corporation, a position he held since 2009. Prior to that, Mr. Chausse was Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009 and held increasingly senior positions with Barrick Gold from 1998 to 2006. Mr. Chausse received his Chartered Accountant designation in 1990.

“We are pleased to welcome Rob to the AuRico team where his extensive experience will further support our strategic vision of delivering reliable, stable and consistent performance from our two low-cost, long-life core assets and our commitment to shareholder-friendly initiatives,” stated Scott Perry, Chief Executive Officer. He continued, “Rob’s proven track record of financial leadership and operations experience will be valuable assets during this transformational period in the Company’s history and we look forward to his positive contributions.”

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of the Ocampo mine, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State. AuRico’s strong project pipeline also includes advanced exploration opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines and may not perform as planned; the ability to complete the sale of the Ocampo mine; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; risks arising from holding derivative instruments; business opportunities that may be pursued by, the company; and the ability of the company to successfully integrate acquisitions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this third quarter report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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